PINNACLE ENTERTAINMENT, INC.

3980 HOWARD HUGHES PARKWAY

LAS VEGAS, NEVADA 89169

April 5, 2016

VIA EDGAR TRANSMISSION

AND BY ELECTRONIC MAIL

Tom Kluck, Esq.

Branch Chief

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pinnacle Entertainment, Inc.

Form 10-K

Filed February 29, 2016

File No. 001-13641

Dear Mr. Kluck:

As a supplement to the response letter delivered by Pinnacle Entertainment, Inc. (the “Company”) to the Securities and Exchange Commission (the “SEC” or the “Commission”) on April 1, 2016, regarding written comments the Company received from the staff of the Division of Corporation Finance, Office of Real Estate and Commodities (the “Staff”) of the SEC relating to the above-referenced Form 10-K, the Company hereby acknowledges to the Staff that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Tom Kluck, Esq.

April 5, 2016

Should you have any questions relating to the foregoing matters or wish to discuss further, please contact me at (702) 541-7729.

Very truly yours,

PINNACLE ENTERTAINMENT, INC.

By:	/s/ Elliot D. Hoops
Name:	Elliot D. Hoops
Title:	Vice President and Legal Counsel

cc:	Anthony M. Sanfilippo
Stephen F. Arcano, Esq.
Neil P. Stronski, Esq.
Robert Bruning